SICHENZIA ROSS FRIEDMAN FERENCE LLP 1065
                        Avenue of the Americas, 21st Flr.
                               New York, NY 10018
                            Telephone: (212) 930-9700
                            Facsimile: (212) 930-9725


                                                                   July 15, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn:  Peggy Fisher, Esq.
       Jay Mumford, Esq.
       Ms. Tara Harkins
       Ms. Michele Gohlke

   Re:   Thomas Equipment, Inc.
         Registration Statement on Form SB-2
         Amendment No. 2
         File No. 333-124217

Ladies and Gentlemen:

      We are counsel to Thomas Equipment, Inc., a Delaware corporation (the "Company"), which has today filed Amendment No. 2 to its Registration Statement on Form SB-2, Registration No. 333-124217 (as amended, the "Registration Statement"). This letter responds to your letter dated July 8, 2005, relating to comments of the Staff in connection with the above-referenced submission.

      The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references contained herein are to the pages of the Registration Statement. For your convenience, four copies of the Registration Statement, marked against the initial filing of the Registration Statement, have been forwarded to the Staff.


Prospectus Cover Page

1. Quantify the number of shares that are currently outstanding and the number of shares that could be issued upon conversion of debt securities and upon exercise of warrants and options. Please confirm to us that all the debt securities, warrants and options are outstanding, and confirm the total amount of cash you have received from Laurus.

       Response

       The Prospectus cover page has been amended accordingly.

General

Securities and Exchange Commission
July 15, 2005
Page 2 of 17

2. Revise throughout the filing to consistently use the correct titles of the various debt securities held by Laurus. Your current disclosure uses a variety of different names for the securities throughout the filing and is confusing.

       Response

       The titles of all debt securities securities held Laurus have been conformed.

3. In the second paragraph, specify the number of shares that could be issued (1) upon conversion of convertible debentures; (2) upon exercise of warrants and the warrant exercise prices; and (3) upon exercise options and the option exercise prices.

       Response

       The number of shares issuable upon conversion of debentures or exercise of options and warrants has been included.

Summary of Recent Transactions, page 4

4. We note your additional disclosure in the summary regarding your recent transactions. In your description of the reorganization of Maxim Mortgage Corporation, please identify the investors from Thomas Equipment 2004 and Thomas Ventures, Inc. Quantify the percentage of shares held by your officers and directors after this reorganization. Explain how the sales prices for the Common stock were determined.

       Response

       We have identified all principal stockholders from Thomas Equipment 2004 and Thomas Ventures. We do not believe the disclosure of those investors who had 100,000 shares or less is material to an investor. We have also quantified shares held by officers and directors and described how the sales price was determined.

5. Please update this section with the transactions described in your Form 8-K filed on June 15, 2005.

       Response

       We have updated this section and MD&A to include the information contained in the Company June 15, 2005 Form 8-K.

Securities and Exchange Commission
July 15, 2005
Page 3 of 17



Acquisition of Operating Assets from Predecessor Business-Thomas Equipment Limited, page 4

6. Briefly explain here and discuss in more detail later in the filing the background of this acquisition. For example, how did you identify this acquisition opportunity? How was the sales price determined? Who was involved in negotiating the transaction? What was the business reason for the acquisition? How did this acquisition fit with the subsequent acquisition of Pneutech? At the time you completed the Thomas Equipment acquisition, were you also contemplating the Pneutech acquisition as part of your business plan?

       Response

       We have added the requested disclosure about the background of the acquisiton in the summary and in MD&A.

Risk Factors, page 10

We Have Recently Entered into a Supply Agreement with Hyundai....,page 12

7. Reconcile your response to comment 12 from our May 20, 2005 letter, which quantifies backlog as $70 million, with your disclosure on page 43, which states that backlog is $50 million. Also, clarify in the disclosure whether orders you have already received from Hyundai can be cancelled by Hyundai, given that there are no minimum purchase requirements.

       Response

       The $50 million backlog relates to Thomas Equipment 2004 Inc. The remaining $20 million backlog relates to Pneutech We have clarified under the Backlog section that orders, once placed, are not cancelable.

8. Please add a risk factor to discuss the nature of your expansion of your manufacturing facilities to address your backlog as you describe on page 43.

       Response

       We have included a new risk factor to address the expansion of manufacturing operations and the risk should such facilities not be available when needed.

 Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 18

9. We note your additional disclosure in response to our comment 14. Please respond to our prior comments as described below

      o Please disclose the average share price paid by those who received the 16.945 million shares in the reorganization.

Securities and Exchange Commission
July 15, 2005
Page 4 of 17


      o Quantify the number and percentage of shares of Thomas equipment, Inc., held by officers, directors, and affiliates after the reorganization described on page 19 and the total amount paid for them.

        Response

        We have added the additional disclosure as requested to MD&A.

Results of Operations for the Three Months Ended March 31, 2005 Compared to March 31, 2004, page 28

10. We note that you have compared the successor's result of operations for the three months ended March 31, 2005 to the predecessor's results of operations for the three months ended March 31, 2004. Predecessor financial statements and successor financial statements are not comparable. Revise your MD&A to separately discuss your successor and predecessor's historical results of operations for the three months ended March 31, 2005 and 2004.

         Response

        We have separated the successor and predecessor discussions.

11. In the introductory paragraph where you discuss the acquisition of Thomas Equipment Limited. Explain that Thomas Equipment Limited was a wholly owned subsidiary of McCain Foods Limited.

         Response

         We have disclosed that Thomas Equipment Limited was a subsidiary of McCain Foods Limited.

Pro Forma Results of Operations for the Nine Months Ended March 31, 2005 Compared to March 31, 2004, page 30

12. Please refer to prior comment 18. Revise to remove your MD&A discussion for the pro forma combined results of operations for the nine month ended March 31, 2005 and 2004 and include a separate discussion of your historical operating results for the Predecessor for the period July 1, 2004 to September 30, 2004 and the Successor for the period October 1, 2004 to March 31, 2005.

         Response

        We have removed the proforma discussion and provided separate discussions for the six months ended March 31, 2005, three months ended September 30, 2004 and nine months ended March 31, 2004.

Securities and Exchange Commission
July 15, 2005
Page 5 of 17

Fiscal 2005 Forward Looking Information, page 33
Revenues, page 33

13. Please refer to prior comment 21. You state that the supply arrangement with Hyundai does not stipulate any minimum amount of purchases that must be made during the two-year term. In this regard, revise your filing to include management's expectation as to the impact on operating results of the supply arrangement with Hyundai or delete the sentence that you expect to achieve significant increases in revenue.

        Response

        We have deleted the sentence that we expect to achieve significant increases in revenue.

14. We note your disclosure that you expect to make further changes in your dealer relationships that you believe should have an effect on your expense structure. However, we note from your disclosure that you do not expect to have any significant changes to your gross margin or selling expenses in fiscal 2005. Revise your filing to clarify the nature and impact that changing your dealer relationships will have upon your expense structure in 2005 or beyond.

         Response

         We have modified our disclosure to clarify that dealers will have to purchase and maintain a higher inventory level than currently held by the average dealer, thus reducing our inventory levels and consequently reducing our interest expenses.

Description of Business, page 42

15. We note your response to comment 28. Given that your press release states that you anticipate $12.5 million in annual revenue from the contract and your pro forma financial statements on page P-85 disclose that revenues would be $97,559,000 for 2004, explain in further detail why you do not anticipate that sales to W.L. Gore will exceed 5% of revenues.

       Response

       The contract with WL Gore has been filed as exhibit 10.13 to this filing.

Security Ownership of Certain Beneficial Owners and Management, page 52

16. Expand footnote 4 to disclose the number of shares Mr. Crivello and his IRA contributed to the fund. Also, since "Frank Crivello, SEP IRA" is listed as a selling shareholder with 9.5% of the outstanding common stock, expand to identify that beneficial holder here.

Securities and Exchange Commission
July 15, 2005
Page 6 of 17

       Response

         Footnote 4 has been revised to include the additional information about Mr. Crivello's holdings.

Certain Relationships and Related Transactions, Page54

17. We reissue comment 32. Expand to discuss here the share issuances to officers, directors, and five-percent holders in connection with the reorganization and acquisition of Thomas Equipment Limited and the consideration paid. The fact that this is discussed in another part of the filing does not negate the need to disclose it here. It is relevant information to current and potential investors to see the consideration paid last year by officers, directors, and five percent holders for their equity interests.

       Response

       We have added all of the requested disclosure related to the reorganization to the Certain Relationships section.

18. Revise the disclosure to state the total amount of shares and cash Mr. Rhee received for all his direct and indirect ownership interests in Pneutech. Were there any other owners of the preference shares or the special shires? Disclose how the amount paid for those shares was calculated. Disclose whether he received any warrants or payments in connection with the redemption of Pneutech warrants or on the repayment of Pneutech debt.

       Response

       We have revised the disclosure to include the additional information requested about Mr. Rhee and the subject transactions.

19. We note your additional disclosure about Mr. Rhee's conflict of interest being disclosed to the shareholders of Pneutech. Expand to disclose that at the time of this transaction, he was also president, secretary and director of Thomas Equipment, Inc., and what steps were taken to disclose the conflict of interest to shareholders of Thomas Equipment.

       Response

       We have expanded the disclosure to describe that Mr. Rhee was also president and a director of Thomas Equipment. Since the transaction was not approved by shareholders of Thomas Equipment, we could not provide disclosure of Mr. Rhee's conflict of interest. The Board of Directors of Thomas was made aware of the conflict before the transaction and disclosure as been added accordingly. In addition, Mr. Rhee's positions with Pneutech were disclosed in the Form 8-K filed in connection with the transaction.

Securities and Exchange Commission
July 15, 2005
Page 7 of 17

Selling Stockholders, page 56

20. The amounts in footnote (1) exceed the total amount being registered for resale by this selling shareholder. Please revise.

         Response

         The amounts in footnote (1) represent all shares issuable to Laurus. Not of all of such shares are being registered hereunder.

Index to Financial Statements, page F-1

Interim Financial Statements

Unaudited Consolidated Financial Statements of Thomas Equipment, Inc. page F-3

Notes to Consolidated Financial Statements, page F-9

Note 2. Acquisitions, page F-9

Acquisitions of Assets of Thomas Equipment Limited, page F-9

21. Please refer to prior comment 42. Reference is made to your disclosure of the consideration paid. Revise to discuss in significant detail each of the items given as consideration so the reader understands how you funded the entire acquisition price of $37.2 million and reference to the footnote where you discuss the funding that was obtained. For example, please discuss what you mean by "deferred payable to vendor" and specifically identify the vendor.

        Response

         We have revised the disclosure in note 2 which now summaries the sources of financing by source.

22. We note that you have updated the fair values previously assigned to fixed assets and inventory acquired. For any purchase price allocation that has not been finalized, that fact and reasons why the purchase price allocation has not been finalized should be disclosed. In subsequent periods, you should disclose the nature and amount of any material adjustments made to the initial allocation. In this regard, revise this note to disclose the following:

      o     how you determined the fair values assigned to the assets acquired
      o if the purchase price allocation is finalized and if not, indicate the items subject to change
      o the nature and amount of any material adjustments made from the previous allocation
      o contingent payment; options, or commitments specified in the purchase agreement and the accounting treatment for these future items

Securities and Exchange Commission
July 15, 2005
Page 8 of 17

        Refer to paragraph 51 of SFAS 141.

        Response

        We have revised note 2 which now address the final adjustments to the assets values and the basis for determining the fair values of the assets. The purchase price has been finalized and there are no contingent payments, options, commitments or future items.

      o The fair values assigned to the assets acquired were allocated based on an analysis completed by an independent third party valuation firm plus an allocation of transaction costs.
      o During the third quarter the purchase price was finalized which resulted in an increase to inventory of $2,425 and increase to fixed assets of $948. The adjustments related to the finalization of the inventory balances based on the final inventory count and the allocation of transaction costs.
      o     See bullet above.
      o The purchase price has been finalized and there are no contingent payments, options, commitments or future items..

23. Revise your purchase price allocation schedule to reflect any liabilities assumed at the date of acquisition. For instance, it appears that your purchase price allocation schedule should include the capital lease obligation of $5.3 million that you assumed from Thomas Equipment Limited.

        Response

        The capital lease was not assumed in the transaction. In a separate agreement to the purchase and sale agreement the two parties entered into a two year lease agreement for the manufacturing facilities and a sales office. See revised disclosure in note 2 and 9.

24. We note that on page 35 you indicate that the capital lease obligation was assumed from Thomas Equipment and that you disclose that a different discount rate was used when recording the capital lease obligation. Revise your filing to disclose the discount rate utilized in determining your capital lease obligation as well as the reason why you are using a different rate.

        Response

Securities and Exchange Commission
July 15, 2005
Page 9 of 17

        Page 35 states that we entered into a lease agreement and does not make reference to us assuming the lease in the acquisition. Note 2 previously had a reference to a capital lease assumed, but this disclosure has been clarified.

25. Please refer to prior comments 16 and 56. Revise This note to disclose that the shares issued were valued based on the market price of your common stock on the date the terms of the acquisition were agreed to and announced and indicate such date.

        Response

        We revised Note 2 accordingly.

26. Please refer to prior comments 57 and 58. It appears from your disclosure on page 4 that you acquired 100% of the common stock of Pneutech and its subsidiaries through the issuance of 1,082,641 of shares of common stock and warrants to purchase 211,062 shares of common stock and assumed certain liabilities of Pneutech. In this regard, it appears that you refinanced such debt of Pneutech with financing obtained from Roynat Capital and Roynat US. We also note from your response that you redeemed Pneutech's special shares, preference shares, outstanding debentures, accrued dividends, and common stock warrants and included such amounts as consideration paid for the acquisition. We further note that you included the 167,359 common shares issued to redeem Pneutech's debt to an unrelated party also as part of the consideration paid, It appears that you have assumed liabilities of Pneutech, including the outstanding special and preference shares, as part of the business combination and then Immediately repaid or redeemed these transactions shortly after closing of the acquisition. As such, tell us why you believe these transactions should be disclosed as part of the consideration paid for the Pneutech acquisition. It would appear to us that the common stock exchanged and liabilities assumed would be reflected as consideration and the refinancing and redemption of Pneutech's debt would be disclosed separately. Please advise us or revise accordingly.

        Response

        We have revised the disclosure in Note 2 to reflect the refinancing transaction previously shown as consideration paid to liabilities assumed. The refinancing transactions have been disclosed after the details of the acquisition.


27. We note that you assigned $5.6 million to long4emi debt and other liabilities assumed in your summary of the net assets acquired from Pneutech. Tell us and revise your filing to disclose the nature of the liabilities and long-term debt assumed from the acquisition.

        Response

        We have revised Note 2 to break out the working capital and we have separated the long tern debt and other liabilities.

Securities and Exchange Commission
July 15, 2005
Page 10 of 17

Note 3. Basis of Presentation and Summary of Significant Accounting Policies, page F-11

Revenues Recognition, page F-12

28. Please refer to prior comment 45. You state that sales incentives are given at the time of sale. Describe to us the nature of these sales incentives and how you account for them. Refer to the guidance provided in EITF 01-09.

        Response

        We have revised the revenue recognition policy accordingly.

29. Please refer to prior comment 46. Revise your riling to disclose at what point title and risk of ownership are transferred to the independent dealers, OEM customers, and retail customers.

        Response

        We have revised the revenue recognition policy accordingly.

30. Tell us what you mean by "except under limited local laws no right of return on sales of equipment exists". Tell us how you account for these rights of return. Refer to the guidance provided in SPAS 48.

        Response

        That statement probably provided more confusion then necessary as during the past five years our predecessors had been required to accept a return due to state or provincial laws. The insignificance of this amount leads us to believe that disclosure of those instances is not meaningful. As a result we have deleted this reference and just state that offer no right of return.

31. We note that you have recognized sales of $31.5 million for the six-month period October 1, 2004 to March 31, 2005 and that you reflect on page F-3 accounts receivable of $25.3 million as of March 31, 2005. In addition on page 35, you state that you have experienced negative cash flows in the first six months of operations which is likely to continue until such time as the receivables become due and their collection will begin to offset the cash used. In order to enhance a reader's understanding, revise to disclose the payment terms of your outstanding receivables and tell us in detail how you determine that collectibility is reasonably assured at the time of sale in accordance with SAB 104.

        Response

Securities and Exchange Commission
July 15, 2005
Page 11 of 17

        We have added an additional sentence to our liquidity discussion on page 35 which states the negative cash flows related to the Thomas Equipment Inc. operations and were the direct result of sales in the first quarter of operations and then having to wait until the normal credit terms offered to customers started to come due.

        We have also: (i) further disclosed in note 2 the amount of receivables acquired in the Pneutech acquisition, (ii) disclosed in the revenue recognition policy the terms of our receivables, and (iii) disclosed in the revenue recognition policy how we determine collectibility is reasonably assured.

Trade-ins and Used Equipment, page F-13

32. Please refer to prior comment 51. Tell us if the arrangements at the time of sale with your customers include a trade-in allowance for the used equipment on future sales. If so, tell us and revise this note to disclose the nature of the trade-in allowance and how you account for the impact of the trade-in on the recognition of the sale of the new equipment.

        Response

        We have revised this policy note to disclose that we do not accept trade-ins for credit on future sales.

Net loss per share, page F-15

33. Revise this note to indicate that common stock equivalents, such as options and warrants that are exercisable for little or no cash consideration, are considered outstanding common shares and included in the computation of basic net income per share., unless they would be anti-dilutive. Also, revise to disclose the number of potential shares resulting from outstanding stock options and warrants that could potentially dilute basic earnings per share but that were not included in the computation of diluted earnings per share for the periods presented because to do so would be anti-dilutive for the periods presented. Refer to the requirements of paragraph 40 (c) of SFAS 128.

        Response

        We have added the requested disclosure.

Note 6. Long-term debt, page F-17

34. Revise this note here and notes 7 and 8, as applicable, to explain for each debt issuance the following:

      o Describe in detail the purpose of each financing including how the proceeds of the debt was used and the significant terms of the debt such as the maturity date, collateral, and debt covenants
      o If warrants or options were attached, describe the terms of these equity instruments here and how you are accounting for these equity instruments.
      o Describe how any debt discount or premium arose, if any, and your accounting treatment for these discounts or premium. Present each premium and discount separately for each financing. If you were subject to a 3% penalty for cash payments of principal and interest, please clarify the nature of this penalty and describe in detail your accounting for such penalty.

Securities and Exchange Commission
July 15, 2005
Page 12 of 17

        Response

        We have revised notes 7 and 8 to address all points.


Note 7. Convertible long term debt, page F-17

35. Please refer to prior comment 52. We reissued our prior comment 52 hilts entirety. We note that you have a note payable to Thomas Equipment Limited and a term loan with Laurus Master Funds Ltd ("Laurus") reflected on your consolidated balance sheet at March 31, 2005. Tell us and revise your filing to disclose if these loans were assumed in the acquisition or entered into subsequent to October 1, 2004. If subsequent to October 1, 2004, clearly disclose the nature and terms of the loans. Also, disclose how such loans were originally recorded by you including why a premium/discount was recorded and how you are accounting for such.

        Response

        We have revised notes 7 and 8.


Note 8. Convertible credit facility-related party and other credit facilities, page F-18

36. Please refer to prior comment 53. You state that the beneficial conversion feature was not reflected. Please revise to account for such transactions to comply with EITF 98-5 and EITF 00-27.

        Response

      o We have added a policy note regarding convertible debt to discuss the recording of beneficial conversion features (BCF").
      o We have revised the Notes 7 and 8 to provide reasonable disclosure of the BCF discount that related to the two issuances during the quarter. Our prior response discussed the allocation of debt proceeds on the $4 million credit increase assuming we received the entire $4 million in proceeds when in fact we received substantially less. As a result the discount related to this credit facility was considerably less.
      o     We have revised throughout the financials and the prospectus the numbers and disclosures that were impacted by this revision.
      o     We have included a restatement not under accounting policies and marked the various statements as restated.

Securities and Exchange Commission
July 15, 2005
Page 13 of 17

Note 10. Redeemable preferred shares, pages F-19

37. Please refer to prior comment 54. Tell us and revise your filing to address the following related to your redeemable preferred shares:

      o How you specifically determined the fair value of the preferred shares at the date of issuance.
      o How you account for the difference between the redemption value and the carrying value. Refer to the guidance in E1TP Topic 0-98.
      o     Please revise as appropriate to comply with SAB Topic 5-Q.

        Response

        We have revised this note to better describe the fair value determination and we have included in the carrying value the accrued but unpaid dividends.

Note 11. Common stock, page F19

38. Please refer to prior comment 1. We note from page F.20 that you issued 16,945,000 shares of common stock 1o your founders at an average price of 5.14 per share for $2.5 million in cash. We also note from page F-6 that you reflected an increase to stockholders' equity of $2.5 million related to this transaction. Revise this note to indicate for the reader the difference between the gross proceeds of $2.5 million and $2.1 million as reflected in the consolidated statement of stockholders equity.

        Response

        We have revised Note 11 F-20 to reflect the $2,451 in consideration includes the non cash contributions of $322.


39. Also, in connection with this transaction. We note that you recognized a stock compensation charge of 5.5 million. Tell us and revise your filing to address the following:

      o Specifically tell us how you determined that the fair value of your common stock was $30. Explain in more detail and revise your disclosure to state what you mean by "analysis of the market price of the stock immediately after the reorganization."

Securities and Exchange Commission
July 15, 2005
Page 14 of 17

      o Tell us how you computed the stock compensation charge of$5.5 million. Based on the information in the note, we calculate a charge of $6.1 million.

        Response

        We have revised the disclosure in note 11 to include the supporting details for the calculation. We have revised the wording "Analysis of the market price of the stock immediately after the reorganization" to "compared the market price of the stock immediately subsequent to the public announcement of the reorganization".

Note 12. Stock options and warrants, page F-20

40. We note that you issued warrants to Redwood Consultants for investor relations services rendered. Tell us and revise to indicate if the value of the warrants was determined based on the fair value of the services received or the fair value of the warrants issued. Refer to paragraph 8 of SPAS 123.

        Response

        Note 12 has been revised accordingly. We believe the value of redwood's services could not be reliably measured and used the fair value of the warrants to measure the services.

Note 13. Segment Information, page F-21

41. Revise this note to disclose the amount of revenue generated from any single external customers that comprise 10% or more of your consolidated revenues for each income statement period presented, if applicable. Refer to paragraph 39 of SFAS 131.

        Response

        We have added an affirmative statement that during the periods presented no single customer accounted for 10% of our sales. We believe that the disclosure of recently signed supply agreements may have contributed to the concern that we had customers that accounted for more than 10% of our sales, when in fact substantial sales under these agreements will not occur until later in 2005.

Audited Financial Statements of Pneutech, lnc.

42. Please update the audited financial statements of Pneutech, Inc. to include their results for the three months ended January 31, 2005 if your next filing is dated more than nine months from October 31, 2004. Refer to Item 8(AXS) of Form 20-F for more information about the updating requirements.

Securities and Exchange Commission
July 15, 2005
Page 15 of 17

        Response

        We understand the requirement and will work diligently to respond quickly to all comments in the hope that we will not need provide the update.

Pro Forma Financial Statements

Pro Forma Combined Condensed Statement of Operations, page F-84

43. Please revise your introductory paragraph to include a brief discussion of the terms of each transaction that you are giving effect to in your pro forma combined condensed statement of operations.

        Response

        Revised accordingly.

44. Please refer to prior continent 38. Please revise to include a pro forma combined condensed statement of operations for the most recent interim period. This statement should include separate columns for the historical period of the predecessor for the period July 1, 2004 to September 30, 2004, the historical period of the successor for the period October 1, 2004 to March 31, 2005, and the historical period of Pneutech for the period July 1, 2004 to March 31, 2005 (conformed) with pro forma adjustments giving effect to the acquisition of Pneutech and the acquisition of Thomas Equipment, Inc. as if these acquisitions had occurred on July 1, 2004. The pro forma adjustments should be shown in two columns to identify separately the adjustments for Thomas Equipment, Inc. and Pneutech. Refer to the guidance provided in Item 310(d) of Regulation S-B.

        Response

        Included as requested.

Pro Forma Combined Condensed Statements of Operations for the Year Ended June 30, 2004, page F-85

45. Please revise to include your earnings per share, basic and diluted, and weighted average shares outstanding, basic and diluted for Pneutech for the year ended October 31, 2004 and Thomas Equipment Limited (Predecessor) for the year ended June 30, 2004 on a historical basis

        Response

        Revised accordingly.

Notes to Unaudited Pro Forma Combined Condensed Statements of Operations, page

Securities and Exchange Commission
July 15, 2005
Page 16 of 17

Note 2. Pro Forma Adjustments, page F-86

46. For each pro forma adjustment, revise to explain in detail the nature of the adjustment and provide the reader with any supporting calculations as to how the amounts were derived. For instance, reference is made to adjustment d. Revise to explain why you are eliminating Thomas Equipment Limited's dividend on its preferred stock.

        Response

        Revised accordingly.

47. Explain to the reader in a footnote to the pro forma combined condensed statement of operations the basis for your effective tax rate on your results on a pro forma combined basis.

        Response

        Note 4 has been added.

48. Revise to include a note to the pro forma combined condensed statement of operations to show your computations of the weighted average shares outstanding, basic and diluted, on a pro forma combined basis.

        Response

        Note 5 has been added.

49. Please file as exhibits the sale of Series A preferred stock financing documents for your April 19, 2005 transaction.


        Response

        The documents in connection with the Series A preferred stock have been filed as exhibits to this amendment.

                           **************************

Securities and Exchange Commission
July 15, 2005
Page 17 of 17

         We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                                              Very truly yours,

                                                              /s/ THOMAS A. ROSE

                                                              Thomas A. Rose

cc:  David Marks,
       Chairman